enerPLUS

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000   US Bank Tower, Suite 2200
333 – 7th Avenue SW   950 - 17th Street
Calgary, Alberta   Denver, Colorado
T2P 2Z1   80202-2805

June 22, 2023

Enerplus Releases its 2023 ESG Report

Calgary, Alberta - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today announced the release of its 2023 ESG report, which provides an update on its environmental, social and governance ("ESG") initiatives. Enerplus continued to make progress integrating its ESG focus areas throughout the organization in 2022, which it believes is important to mitigating risk and supporting the company's long-term resilience. The 2023 ESG report is available on Enerplus' website at www.enerplus.com.

Highlights of the 2023 ESG report are provided below.

HEALTH & SAFETY

- Strong safety performance in 2022, with one lost time injury.
- Since 2020, Enerplus has achieved a three-year average reduction in annual lost time injury frequency of 79%, compared to the 2019 baseline.
- Year to date, the Company has had no lost time injuries.

EMISSIONS MANAGEMENT

- Reduced scope 1 and 2 greenhouse gas ("GHG") emissions intensity by 14% in 2022, compared to the 2021 baseline. The Company has a long-term scope 1 and 2 GHG emissions intensity reduction target of 35% by 2030 from a 2021 baseline, equating to 21.5 kg CO_2e/BOE.
- Enerplus is continuing to drive meaningful improvements to its GHG emissions profile and anticipates its 2023 scope 1 and 2 GHG emissions intensity will be approximately 23 kg CO_2e/BOE, representing a 30% reduction compared to 2021 (and an approximate 50% reduction compared to 2019). Given this performance, the Company anticipates achieving its long-term GHG emissions intensity reduction target as early as 2024 and plans to provide an updated long-term target in due course.
- Reduced methane emissions intensity by 4% in 2022, compared to the 2021 baseline.
- Based primarily on work completed in 2022, methane emissions intensity in 2023 is expected to be approximately 0.055 kg CH_4/BOE, representing a 20% reduction from the 2021 baseline. Enerplus remains on track to achieve its mid- and long-term methane emissions intensity reduction targets of 30% by 2025 and 50% by 2030, compared to a 2021 baseline.

WATER MANAGEMENT

- Produced water inclusion rate in North Dakota well completions was 36% in 2022, compared to the 2019 baseline of zero, providing a significant reduction in freshwater use.
- Revised the 2023 water management target to better align to water availability following Enerplus' 2021 acquisitions that expanded the scale of operations to Dunn and Williams counties. Enerplus is working toward a produced water inclusion rate of 25% or more, per well completion in North Dakota between 2023 to 2025.

The ESG report includes additional information on the performance, targets and material focus areas highlighted above as well as other pertinent information about Enerplus' ESG framework and related areas which the Company is actively managing.

Enerplus' report has been prepared in accordance with the SASB Oil & Gas – Exploration & Production Standard materiality map and the GRI 11 Oil & Gas Sector 2021 Standards. The report has also been prepared in alignment with the International Petroleum Industry Environmental Conservation Association's (IPIECA) Oil and Gas industry guidance on voluntary sustainability reporting (a joint publication with the American Petroleum Institute and the International Association of Oil & Gas Producers). Enerplus' TCFD Aligned Reporting Table will be published in conjunction with this report. Enerplus engaged an independent auditor to review select metrics within the report and received a limited assurance statement for select environmental, safety and production metrics.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

NOTICE REGARDING INFORMATION CONTAINED IN THIS NEWS RELEASE

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "target", "strategy", "approach", "objectives", "goals" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: our plans and goals to reduce our greenhouse gas (including scope 1 and scope 2) and methane emissions and emissions intensity, including specific targets for such reductions within certain timeframes; our planned reductions to our freshwater use and increased use of produced water in our operations; our health and safety objectives, including reduction of lost time injury frequency and other workplace injuries and incidents; our ongoing overall governance approach to ESG efforts and disclosure and ability to implement these goals, objectives and actions, including within the timeframes described herein.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that we will conduct our operations and achieve results of operations as anticipated, including with respect to reduced GHG and methane emissions and reduced freshwater use and increased produced water use; estimates relating to our GHG and methane emissions intensity and freshwater use and ability to reduce same; the availability and cost of technology and processes to achieve our ESG targets; the general continuance of current or, where applicable, assumed or predicted industry regulations and conditions; the continuation of assumed tax, royalty and regulatory regimes; the continued availability of adequate debt and/or equity financing and cash from our operations to fund our capital, operating and working capital requirements, and dividend payments as needed; and the availability of third party service providers and their ability to comply with our ESG-related initiatives. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct. The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: changes in the demand for or supply of our products, including global energy demand and including as a result of ongoing disruptions to global supply chains; unanticipated operating results or results from our capital spending activities, including with respect to our initiatives to reduce GHG and methane emissions and our freshwater use and to increase the amount of produced water used in our operations; changes in tax or environmental laws or other regulatory matters and increased capital and operating costs resulting therefrom; inability to comply with applicable environmental government regulations or regulatory approvals and resulting compliance and enforcement actions; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; reliance on industry partners and third party service providers to achieve our objectives; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks identified in our Annual Information Form, Management's Discussion and Analysis, and Form 40-F each dated February 23, 2023 and our additional continuous disclosure documents filed from time to time with the Canadian and U.S. securities regulatory authorities and available at www.sedar.com and www.sec.gov/edgar).

Readers are cautioned that the foregoing lists are not exhaustive. The forward-looking information contained in this news release speaks only as of the date of this news release. Enerplus does not undertake any obligation to publicly update or revise any forward-looking information contained herein as a result of new information or future events, except as required by applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

For further information, including financial and operating results and the most recent corporate presentation, please visit www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

Investor Contacts

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304